FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2009

Commission File Number 001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1.4 is Amendment No. 1, dated February 13, 2009, to the Standby Equity Purchase Agreement dated January 30, 2009 between OceanFreight Inc. (the “Company”) and YA Global Master SPV Ltd. relating to the offering of common shares by the Company.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-150579) that was declared effective on June 6, 2008.

Exhibit 1.4

AMENDMENT NO. 1

TO

STANDBY EQUITY PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 (the “Amendment”) to the Standby Equity Purchase Agreement (the “Agreement”), dated January 30, 2009, between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited company (the “Investor”) and OCEANFREIGHT INC., a corporation organized and existing under the laws of the Marshall Islands (the “Company”) is dated February 13, 2009.  Capitalized terms used but not defined herein shall have the meaning given thereto in the Agreement.

WHEREAS, the parties hereto desire to amend certain provisions of the Agreement as more fully described herein;

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor and the Company hereby agree as follows:

1.	Amendments.

a.	Section 1.03. Section 1.03 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Advance Pricing Date” shall mean the Trading Day following the applicable Advance Start Date; provided, however, that with respect to any Advance Notice, the Company may request in writing that the Advance Pricing Date be the same Trading Day as the Advance Start Date and the Investor, in its sole discretion, may choose to honor such request.  For the avoidance of doubt, if the Investor chooses not to honor the Company’s request to have the Advance Pricing Date for a particular Advance Notice be the same Trading Day as the Advance Start Date: (i) the Investor shall promptly Notify the Company of its decision not to honor the Company’s request; (ii) the Advance Notice will remain in full force and effect; (iii) the Advance Pricing Date for such Advance Notice will be the Trading Day following the applicable Advance Start Date; and (iv) the Investor will remain obligated to purchase such number of Shares set forth in the Advance Notice in accordance with the terms of the Agreement.

b.	Section 1.14. Section 1.14 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Daily Maximum Advance Shares” shall mean, for each Advance Pricing Date, a number of Shares equal to $1,500,000 divided by the VWAP of the Common Stock on the Trading Day immediately prior to such Advance Pricing Date, or such other amount as may be agreed to in writing by the parties.

c.	Section 2.01(a). Clause (i) of Section 2.01(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

(i) the number of Shares purchased pursuant to such Advance Notice shall not cause the number of Shares purchased on the related Advance Pricing Date to exceed the Daily Maximum Advance Shares.

d.	Section 2.01(b). Section 2.01(b) of the Agreement is hereby amended and restated in its entirety to read as follows:

Date of Delivery of Advance Notice.  Advance Notices shall be delivered in accordance with the instructions set forth on the bottom of Exhibit A.  An Advance Notice shall be deemed received by the Investor on (i) the day it is received by the Investor if such notice is received on or after 9:30 am Eastern Time and prior to 11:59 pm Eastern Time or (ii) the immediately preceding Trading Day if it is received by the Investor prior to 9:30 am Eastern Time.  For the avoidance of doubt, if for example, (a) an Advance Notice is delivered on Tuesday at 8:30 am Eastern Time, then the Advance Pricing Date shall be Tuesday; (b) an Advance Notice is delivered on Tuesday at 9:30 am Eastern Time, then the Advance Pricing Date may be Tuesday, at the Investor’s option pursuant to Section 1.03 hereof, or else shall be Wednesday; and (c) an Advance Notice is delivered after 4:00 pm Eastern Time on Monday but before 9:30 am Eastern Time on Tuesday, then the Advance Pricing Date shall be Tuesday.

No Advance Notice may be deemed received on a day that is not a Trading Day.  An Advance Pricing Date shall not occur on any date that is not a Trading Day or is a Trading Day on which the Principal Market is scheduled to close prior to its regular weekday closing time.

2.	Miscellaneous.

a.
For purposes of clarity, nothing herein or in the Agreement shall limit the number of Advance Notices that may be delivered on any particular Trading Day; provided however, that in no event shall the number of Shares the Company sells to the Investor on any Advance Pricing Date, exceed the Daily Maximum Advance Shares.

b.	The parties hereto acknowledge and agree that, other than as set forth in this Amendment, the Agreement remains unchanged and in full force and effect.

c.	This Amendment may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

        [REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY:

OceanFreight Inc.

By: /s/Antonis Kandylidis
Name: Antonis Kandylidis
Title: Chief Executive Officer and Interim Chief Financial Officer

INVESTOR:
YA Global Master SPV Ltd.

By: Yorkville Advisors, LLC
Its: Investment Manager

By: /s/David Gonzalez
Name: David Gonzalez
Title: Managing Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 13, 2009	OCEANFREIGHT INC.

(Registrant)

By:	/s/ Antonis Kandylidis
Antonis Kandylidis
Chief Executive Officer
and Interim Chief Financial Officer

SK 25754 0002 965851